EXHIBIT 99.3

April 17, 2025

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Nova Scotia Securities Commission

Office of the Superintendent of Securities (Northwest Territories)

Nunavut Securities Office - Office of the Superintendent of Securities

Ontario Securities Commission

Financial and Consumer Services Division (Prince Edward Island)

Autorité des marchés financiers (Québec)

Financial and Consumer Affairs Authority of Saskatchewan

Office of the Yukon Superintendent of Securities

Dear Sirs/Mesdames:

Re:	High Tide Inc.
Change of Auditor Notice dated April 17, 2025

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

/s/ Ernst & Young LLP

Chartered Professional Accountants

cc: The Board of Directors, High Tide Inc.